FOR IMMEDIATE RELEASE

Contacts-  Guy T. Marcus   Denese Van Dyne   Virginia Brooks
           Halliburton     Landmark          EDS
           (214) 978-2691  (713) 560-1555    (214) 605-0463

HALLIBURTON ANNOUNCES AGREEMENT TO ACQUIRE LANDMARK GRAPHICS
                                      CORP.

     - Halliburton and Landmark also to form alliance with EDS to deliver a worldwide data management solution -

     DALLAS, Texas (July 1, 1996) -- Halliburton Company (NYSE-HAL) and Landmark Graphics Corp. (NASDAQ-LMRK) today jointly announced that they have signed a definitive agreement providing for the acquisition of Landmark by Halliburton in a stock transaction valued at about $557 million, or approximately $31.86 per Landmark share, based on Halliburton's closing share price on June 28, 1996.

     Under terms of the agreement, Halliburton will issue 0.574 of a share of its common stock for each outstanding share of Landmark common stock. The acquisition will result in the issuance of approximately 10.0 million shares of Halliburton common stock. Approximately 124.8 million shares of Halliburton common stock will be outstanding after such issuance.

     The proposed merger has received unanimous approval from the respective boards of directors of each company, but is subject to the approval of
Landmark's stockholders and Hart-Scott-Rodino antitrust clearance. For accounting purposes the merger will be structured as a pooling of interests and, for federal income tax purposes, as a tax-free exchange to Landmark shareholders. The companies anticipate completion of the acquisition during the fall of 1996.

     Landmark will be a wholly-owned subsidiary of Halliburton Company, and operated as part of Halliburton's Energy Services business segment. Following the merger, Robert P. Peebler, Landmark president and chief executive officer, will continue as president and chief executive officer of Landmark.

     At the same time, Halliburton and Landmark announced that they are pursuing the formation of an alliance with EDS (NYSE-EDS) to develop a worldwide distributed data management capability that integrates all information associated with the oil field lifecycle. This alliance, whose financial terms were not disclosed, will be designed to combine the leadership of Halliburton in oil field energy services, Landmark in geoscience and engineering software systems and services, and EDS in global information services.

     Dick Cheney, Halliburton chairman, president and chief executive officer, said, "The global petroleum industry is increasingly seeking service partners who not only deliver solutions for today, but also have the insight and vision to anticipate their future needs. The acquisition of Landmark is strategic for Halliburton and will enable our combined businesses to deliver an increasing array of solutions to address needs of customers while providing added value to our shareholders.

     "While there will be significant synergies between our companies, Halliburton will operate Landmark as a separate subsidiary to ensure that it continues to provide innovative software and services to all segments of the industry, as well as forming alliances with other companies. With the EDS alliance, we see the potential to produce an unprecedented linkage of information between oil field locations and the offices of our customers."

     Bob Peebler said, "Landmark is highly ambitious in its goal to provide the most innovative and integrated information systems and professional services for finding, producing and managing oil and gas reservoirs. We are delighted to join forces with Halliburton not only to accelerate, but also to expand the scope and range of solutions we deliver throughout the world."

     Les Alberthal, EDS chairman and chief executive officer, said, "An EDS alliance with Halliburton and Landmark has the potential to provide customers the strength of our combined talents and experience, as well as the distinctive capabilities of each of our companies. As the leader in global information services, EDS is applying its extensive expertise and infrastructure to reshape the information environments of energy companies for much greater efficiency and enhanced productivity."

     The  intent of the  alliance  will be to create an  information  management environment that will automate and integrate petroleum exploration and production from energy company offices throughout their oil fields. This scalable environment will have the potential to encompass applications, workflows, processes and data from Halliburton, Landmark and EDS. It will be based on industry standards and open to any software supplier, service company or energy company for widespread adoption.

     Halliburton Company, Landmark Graphics and EDS had fiscal year 1995 revenues of $5.7 billion, $171 million and $12.4 billion, respectively.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

     Landmark Graphics Corporation is the leading supplier of integrated exploration and production information systems and professional services for the petroleum industry. Headquartered in Houston, Landmark customers include 90 percent of the world's largest oil and gas companies.

     EDS is a leader in the global information services industry. The company's more than 95,000 employees specialize in applying a range of ideas and technologies to help business and government customers improve their economics, products, services and customer relationships.


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